Exhibit 99.1

ITAMAR MEDICAL REPORTS FIRST QUARTER 2019 FINANCIAL RESULTS

- WatchPAT™ Revenues Increase 15% to $5.8 Million -

-U.S. WatchPAT Revenues Increase 34% to $4.3 Million –

- Total Revenues Increase 11% to $6.1 Million -

CAESAREA, Israel, May 21, 2019 -- Itamar Medical Ltd. (Nasdaq & TASE: ITMR), a company that develops, manufactures and markets non-invasive diagnostic medical devices for sleep apnea with a focus on the cardiology market, today reported unaudited financial results for the first quarter of 2019.

“We are pleased that the investment in our U.S. sales and marketing organization is showing initial results with U.S. WatchPAT revenue growing by 34% in the first quarter of this year,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “Cardiologists are seeing the benefits that our WatchPAT technology provides in addressing critical clinical needs at a time when sleep apnea is reaching epidemic proportions. We continue to expand our sales force in order to ensure the highest level of customer support and enhance our ability to further penetrate our target markets – especially the U.S. cardiology market - going forward.”

First Quarter 2019 Highlights and Recent Events

•	Total revenues for the first quarter of 2019 increased by 10.7% to $6.1 million, compared with $5.5 million for the same quarter last year

•	WatchPAT revenues for the first quarter of 2019 increased by 14.8% to $5.8 million, compared with $5.1 million for the same quarter last year

•	U.S. WatchPAT revenues for the first quarter of 2019 increased by 34.2% to $4.3 million, compared with $3.2 million for the same quarter last year

•	Itamar Medical ADSs commenced trading on Nasdaq under the ticker symbol "ITMR" in February 2019

•	Launched WatchPAT300, the latest WatchPAT innovation for home sleep apnea testing in April 2019 which improve both performance and cost structure

•	Signed a data sharing agreement with ResMed Corp. in May 2019 to add their CPAP compliance data to Philips Respironics data to bring the SleePath™ Dashboard to cover the vast majority of the devices in the market

First Quarter 2019 Financial Results

Revenues for the first quarter of 2019 increased by 10.7% to $6.1 million, compared to $5.5 million in the same quarter in 2018. Revenue growth was mainly due to an increase in U.S. WatchPAT sales and offset due to sales seasonality in Japan.

U.S. WatchPAT revenues for the first quarter of 2019 increased by 34.2% to $4.3 million, compared to $3.2 million in the same quarter in 2018. Sales from disposables and renewable products were approximately 65% of WatchPAT revenues in the U.S. in the first quarter of 2019, similar to the first quarter of 2018.

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WatchPAT revenues for the first quarter of 2019 increased by 14.8% to $5.8 million, compared to $5.1 million in the same quarter in 2018.

Gross profit for the first quarter of 2019 increased to $4.7 million, compared to $4.2 million in the same quarter in 2018. Gross profit margin for both the first quarter of 2019 and 2018 was approximately 77% of total revenues.

Operating loss for the first quarter of 2019 was $1.3 million, compared to $0.9 million in the same period in 2018. The increase in operating loss was mainly due to an increase of $0.9 million in selling and marketing expenses as a result of an increase in employee-related costs, primarily related to the expansion of the of the U.S. sale team into new geographical territories, partially offset by the increase in revenues.

Non-IFRS operating loss for the first quarter of 2019 was $1.0 million, compared to $0.5 million in the same quarter in 2018. Non-IFRS operating loss excludes approximately $0.3 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; and change in provision for doubtful and bad debt, compared to $0.4 million of similar expenses for the same quarter in 2018 (see “Use of Non-IFRS Measures” below).

Net loss for the first quarter of 2019 was $1.2 million, compared to net income of $0.1 million in the same quarter in 2018.

Non-IFRS net loss for the first quarter of 2019 was $1.2 million, compared to $0.9 million in the same quarter in 2018. Non-IFRS net loss excludes approximately $0.1 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and gain from reevaluation of derivatives, compared to $1.0 million of similar expenses for the same quarter in 2018 (see “Use of Non-IFRS Measures” below).

As of March 31, 2019, the Company had cash and cash equivalents of $19.9 million. This amount includes the proceeds from the private placement completed in March 2019 of $14.0 million, net of share issuance costs.

Use of Non-IFRS Measures*

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; and (iv) loss (gain) from reevaluation of derivatives. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

About Itamar Medical Ltd.

Itamar Medical is engaged in research, development, sales and marketing of non-invasive medical devices for the diagnosis of respiratory sleep disorders with a focus on the cardiology market. The Company offers a Total Sleep Solution™ to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Its flagship PAT-based product, the WatchPAT™ device, is a home-use diagnostic device for sleep breathing disorders. It also offers the EndoPAT™ system, an FDA-approved device to test endothelial dysfunction and to evaluate the risk of heart disease and other cardiovascular diseases. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our ability to further penetrate our target markets, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Annual Report on Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Investor Relations Contact (U.S.)

Lazar Partners Ltd.

David Carey

Phone: 212-867-1762

dcarey@lazarpartners.com

*	The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31, 2019	December 31, 2018
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$19,887	$6 ,471
Trade receivables	6,366	6,549
Other receivables	877	1,018
Inventories	2,426	2,235
Total current assets	29,556	16,273

Non-current assets
Long-term restricted deposits and prepaid expenses	385	365
Long-term trade receivables	247	243
Property and equipment	1,243	1,213
Right-of-use assets	1,732	-
Intangible assets	338	298
Total non-current assets	3,945	2,119
Total assets	$33,501	$18,392

Liabilities
Current liabilities
Trade payables	$1,869	$1,517
Short-term employee benefits	302	222
Current maturities of lease liabilities	765	-
Short-term bank loan	5,000	5,000
Provisions	219	215
Accrued expenses	1,258	1,034
Other accounts payable	2,075	2,063
Total current liabilities	11,488	10,051

Non-current liabilities
Lease liabilities	1,016	-
Derivative instruments	78	442
Long-term employee benefits	169	159
Other long-term liabilities	1,071	1,052
Total non-current liabilities	2,334	1,653
Total liabilities	13,822	11,704

Commitments

Equity
Ordinary share capital	874	748
Additional paid-in capital	125,338	111,486
Accumulated deficit	(106,533)	(105,546)
Total equity	19,679	6,688
Total liabilities and equity	$33,501	$18,392

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2019	2018
	U.S. dollars in thousands (except per share data)

Revenues	$6,056	$5,470
Cost of revenues	1,402	1,249
Gross profit	4,654	4,221

Selling and marketing expenses	3,722	2,809
Research and development expenses	940	983
General and administrative expenses	1,287	1,313
Total operating expenses	5,949	5,105
Operating loss	(1,295)	(884)

Financial income from cash and investments	92	210
Financial expenses from leases, notes and loans	(298)	(578)
Gain from derivatives instruments, net	364	1,400
Financial income, net	158	1,032
Income (loss) before taxes on income	(1,137)	148
Taxes on income	(27)	(36)
Net income (loss)	$(1,164)	$112

Earnings (loss) per share (in U.S. dollars):
Basic	$(0.00)	$0.00
Diluted	$(0.00)	$0.00

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2019	2018
	U.S. dollars in thousands
Cash flows from operating activities
Net income (loss)	$(1,164)	$112
Adjustments for:
Depreciation and amortization	331	115
Share-based payment	176	240
Change in provision for doubtful and bad debt	(13)	2
Net financial cost	24	389
Gain from reevaluation of derivatives	(364)	(1,400)
Decrease (increase) in trade receivables	192	(410)
Decrease in other accounts receivable	128	30
Increase in inventories	(273)	(387)
Increase in trade payables	378	269
Increase (decrease) in other accounts payable and accrued expenses	236	(227)
Increase in employee benefits	90	79
Increase in provisions	4	2
Income tax expenses	27	36
Taxes paid during the period	(27)	(4)
Net interest paid during the period	(8)	(473)
Net cash used in operating activities	(263)	(1,627)

Cash flows from investing activities
Sale of marketable securities	-	3,109
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(146)	(27)
Net cash provided by (used in) investing activities	(146)	3,082

Cash flow from financing activities
Proceeds from issuance of shares, net of share issuance costs	13,968	-
Short-term bank credit	-	5,000
Principle element of lease payments	(224)	-
Repayment of convertible notes	-	(9,939)
Issuance of shares due to the exercise of stock options	11	25
Net cash provided by (used in) financing activities	13,755	(4,914)
Increase (decrease) in cash and cash equivalents	13,346	(3,459)
Cash and cash equivalents at beginning of period	6,471	7,643
Effect of exchange rate fluctuations on balances of cash and cash equivalents	70	80
Cash and cash equivalent balance at end of period	$19,887	$4,264
Non-cash financing activity- conversion of notes to a loan from related parties	$-	$1,076

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ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended March 31,
	2019	2018
	U.S. dollars in thousands

IFRS operating loss	$(1,295)	$(884)
Share-based payment	170	240
Depreciation and amortization of property and equipment and intangible assets	132	115
Change in provision for doubtful and bad debt	(13)	2
Non-IFRS operating loss	$(1,006)	$(527)

IFRS net income (loss)	$(1,164)	$112
Share-based payment	176	240
Depreciation and amortization of property and equipment and intangible assets	132	115
Change in provision for doubtful and bad debt	(13)	2
Gain from reevaluation of derivatives	(364)	(1,400)
Non-IFRS net loss	$(1,233)	$(931)

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